Filed by Global Crossing Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Global Crossing Limited

Commission File No.: 001-16201

Global Crossing Limited

JPMorgan Technology, Media and Telecom Conference

May 16, 2011

PARTICIPANTS

Corporate Participants

Phil Cusick – Analyst, JPMorgan Securities LLC

Gary J. Breauninger – Chief Financial Officer-North America

Mark A. Gottlieb – SVP-Finance & Head-Investor Relations

MANAGEMENT DISCUSSION SECTION

Phil Cusick, Analyst

All right. Hi, my name is Phil Cusick. I cover Telecom at JPMorgan. I’m pleased to have Global Crossing here with us. Gary Breauninger, the CFO of North America and Worldwide Carrier Services, he’s going to cover for Global Crossing today. I asked Gary to come and just sort of give an overview of the business at first and sort of what the key priorities are for the company right now. So, I’ll let you go.

Gary J. Breauninger, Chief Financial Officer-North America

Sure. Yeah, really the strategy at the Global Grossing has been intact for about 10 years. We had a network built before its time, concentrating on the Internet protocol and customers who have a need for Internet capabilities. It was built on a – the strategy was built on a foundation of network covering about 90,000 route miles in over 700 cities in close to 70 countries. It’s next-gen type of network. In fact, it’s IP, or internet protocol, laid on fiber. As I mentioned, it’ll go both terrestrial networks in North America, Latin America and Europe, but as well subsea networks connecting the continents.

Our target markets are concentrated on the mid-markets, as well as the low end of the multinationals. We service about 12,000 enterprise customers and about 700 carriers and content providers serving them in the following set of product capabilities that we call Invest and Grow. Our prime flagship offers are Virtual Private Networks sold either on Ethernet or IP; Managed Services capabilities, as well as robust set of Data Center capabilities in Latin America and Europe; a set of hosting and professional outsourcing capabilities, again, in Latin America and Europe; a set of Collaborations Services and unified communications; as well as basic data and transport needs for our larger carrier and enterprise customers and basic telephony for both the enterprise and carrier space.

As I mentioned, we have about 12,000 enterprise customers and governments with about 700 carriers. About 70% of our Invest and Grow revenue comes from the enterprise space, i.e., business-to-business. The other 30% obviously from the carrier and content space.

Approximately three quarters of our revenue growth comes from our existing customers. The reason we quote that stat is that we believe we service the customer in an unparalleled way – our blind surveys to our enterprise customers suggest that we’re doing it better than our competition. We continue to believe we have a differentiated set of capabilities and that we have a very thin or lean layer of management structure. There’s only four degrees of separation from our CEO to the account rep, so you often get our CEO or C levels on calls with customers. Customers like that intimacy. They like the fact that they can call one of the top guys in the company and get service or get a troubled ticket resolved. That’s evidenced in those statistics as I quoted, and that’s three quarters of our growth coming from existing customers.

We have a pretty diversified revenue base: about 55% of our revenues in what we call Rest of World. Think of that as primarily North America. About 24% in our GC Impsat business, or Latin America and about 21% of all revenues in the U.K. The momentum of the businesses have been very solid over the past two years. In 2010, our Invest and Grow revenues grew 6% year-over-year with our Impsat business growing 14% and our Rest of World growing 4%.

That was similar as to what we reported in Q1 2011. The overall Invest and Grow revenues grew about 6%, Impsat growing about 16% and Rest of World growing about 6%. We have a pretty lean OpEx structure, therefore, a lot of that revenue growth is flowing right down to OIBDA. Our OIBDA margins increased to 15.3% in 2010, about 185 basis points improvement from 2009. In Q1 2011, our OIBDA margins were 12.7%, up about 80 basis points from Q1 2010.

We have a very lean capital structure, we’ve been deleveraging our balance sheet since really in the last five or six years with – through that OIBDA growth. At the end of 2007, our debt to OIBDA ratio was 12 times. It’s come down to 3.7 times as of Q1 2011. Total debt of about $1.5 billion, including $167 million of capital leases and our next major maturity is December 2014. So, momentum of the business built on IP selling to enterprises, improving the OIBDA margins, improving cash flows and deleveraging the company.

On April 11, we announced that Level 3 would purchase Global Crossing. The strategic sense was quite simple. The assets were very complementary; Level 3 with very deep metro and data center capabilities in North America, as well as with some unique CDN [Content Delivery Network] capabilities; Global Crossing obviously with an international set of capabilities, but with maybe a few obstacles as it pertains to depth of access network in North America. Both companies aimed at moving up the value stack, i.e., servicing the enterprise customers through value-added solutions like CDN, like VPN and Managed Services like Data Center capabilities.

Brings a lot more scale to the two combined businesses. Combined, the businesses will be more than or close to $6.3 billion in revenue and adjusted EBITDA of almost $1.3 billion before synergies. If you include the synergies that we covered in our call when we talked about the deal, there’s about $340 million of total synergies, $300 million of them through adjusted EBITDA, i.e., operating expense synergies. If we include that, then obviously as of 2010, the combined companies would be about $1.5 billion, $1.6 billion in adjusted EBITDA. So, very scalable business, one that now is also deleveraging. When you think about Level 3 and balance sheet they had, they were, as 12/31/2010, their debt to OIBDA or adjusted EBITDA ratio was 7.6 times. Just the combined company’s pro forma brings them down to about 6.2 times and that’s before synergies, with synergies down to about 5 times and that’s gross debt to adjusted EBITDA.

So clearly, deleveraging event, one that we believe brings scale to both companies, one that we believe brings a more formidable global competitor. Still one that has a low market share with only maybe a combined 3% to 4% market share across the globe in the wide area network, but one that has more purchasing scale, has a set of product capabilities now deployed globally that can move up the value stack for enterprise customer. And as I mentioned, one with extremely complementary assets, and most importantly, similar strategies about where the Internet is going, the Internet echo system that exists, and how to service the customers through the Internet.

With that, I’ll stop and maybe just questions how however, you want to go.

Phil Cusick, Analyst

Yeah, maybe we’ll start with – I’ll start with Level 3 transaction. So, as you think about where you guys compete, are there areas where you’re sort of primary and secondary for a single customer, and there will be maybe diseconomies on the revenue line to coming together?

Gary J. Breauninger, Chief Financial Officer-North America

Yeah, I think when we looked at it, it was very much complementary. The places where the Global Crossing and Level 3 have done well don’t seem to bump into each other. And what I mean, by that, if you think about where Global Crossings’ made a good progress in North America, particularly in the enterprise space, selling into that mid-market space in the low end of MNCs [multinational corporations] selling them Virtual Private Networks.

Level 3’s product capabilities for Virtual Private Networks and Collaboration Services was not as far advanced. So, now, what you’re able to do is to take that sort of product capabilities and with current feet on the street from the Level 3 and Global Crossing perspective combined, get more coverage with a more robust product set. Flip it on its side; same thing with CDN. Global Crossing didn’t have really a CDN offer; we were using a reseller rate to sell content delivery type services.

Level 3, very robust and unique CDN capabilities. Majorleaguebaseball.com for example, using Global Crossing for Virtual Private Networking to transmit data between their ballparks, and the Commissioner’s Office. They’re using Level 3 for the CDN capability. So, they’re very synergistic as far as it pertains to the market opportunity. And just to be clear, that, the OpEx or the synergies we quoted did not include any potential revenue synergies as we saw us go-to-market together.

Going to Eastern Europe, both companies were expanding into Eastern Europe outside of the U.K., both obviously subscale now together, you get some better scale and purchasing power. Global Crossing and Level 3 both had Federal businesses in North America. Level 3 has a nice contracting vehicle that Global Crossing could take advantage of. Obviously, Global Crossing has a network security agreement, so again, some more scale there.

The only place where there might be some obviously overlap would probably in the traditional carrier space. Clearly, if you look at North America for transit or for the waves, for example, we obviously had similar customers. But, whereas it pertains to subsea and CDN, and the ability to wrap service offerings around just wave, I think the two actually complement each other very well.

Phil Cusick, Analyst

Okay. And so you haven’t identified revenue synergies, but as you think about the Global Crossing assets put together with Level 3’s, how does the revenue up-shift really change? How can your assets really be better sold with theirs?

Gary J. Breauninger, Chief Financial Officer-North America

Good example. I mean, in North America, as I mentioned, we have a very broad network, have made a lot of progress into the enterprise space, but we don’t have a very deep network. Level 3, very deep metro rings and Data Center capabilities that now, together, you can couple a one-stop shop for a customer or CIO wanting to either connect their Data Centers – Global Crossing/Level 3 will be the connection between the Data Centers and/or add CDN on top of it. So, you’re going to one purchaser or one provider to provide all these services with a unique product offering around it and hopefully the customer satisfaction to go with it, it creates a nice uptick. We look at it. We know the places, we being Global Crossing, where we’ve lost opportunities in the past two to three years. If we had that metro footprint or that Data Center capability in North America or that CDN product, we know we could have won them.

So, maybe that sort of services went to the incumbent AT&T or Verizon. Now, we believe Global Crossing and Level 3 together can take more market share. Again, going from 2% to 4%, but for the combined companies, that’s a pretty good business going forward.

Mark A. Gottlieb, SVP-Finance & Head-Investor Relations

Even if you think about it as an addressable market standpoint, we often would in, North America, guide our sales force to focus more on MNCs where North America was a piece of the puzzle for a global network, because we feel like there’s always been the strength crossing and maybe not to spend as much resource chasing a network that resides either principally or entirely within a footprint of an existing American incumbent like AT&T or Verizon because the thought was that we don’t bring any special sauce to that network and our access footprint may not be competitive. The Level 3 access network makes the North American component that much more completive for Global Crossing and perhaps causes you to guide sales people to go after those opportunities just as aggressively as well.

Gary J. Breauninger, Chief Financial Officer-North America

And just to keep punctuating the point, you flip it back to the Collaboration set of services, Level 3 had no Collaboration set of services at all. So, they weren’t even trying to address that niche market. So, where you’re maybe not selling the CIO, maybe you’re selling to the product manager or to the head of the investor relations some sort of Collaboration or Conferencing Services. Now, you have that in your tool kit from a combined company and punctuate it more with – you have a bunch of Latin American customers and a bunch of North American customers that want to be connected. Most of the content still resides in North America, so Latin American customers still need to come back and get it. You couple that with maybe a CDN capability at the edge of the network in Latin America, you’re really – you’re creating another set of product capabilities that the two companies separately didn’t have, but now will have.

Phil Cusick, Analyst

Can you talk about competition? You identified a few sort of major business lines. What are the major competitors? And sort of how do you stack up against them in each category?

Gary J. Breauninger, Chief Financial Officer-North America

Yeah, if you look around the globe, I’ll stay on the enterprise side; if you look around the globe in the three regions that we operate in, we being Global Crossing, it’s the incumbents. In North America, it’s going to be AT&T, Verizon. In Europe or the U.K., it’s going to be a BT or a Colt and C&W to a degree. And in Latin America, it’s Telefonica and Telmex and maybe the regional providers to a smaller degree.

So we would primarily in cases I’ll maybe go in reverse order. In Latin America, we’re probably more of the primary provider for Data Center capabilities and Manage Services capabilities, but maybe second or third. So, we may not have all the telecom providers spend or the all-customers spend, but we’ve got a good chuck of it, so the market share down there is a little bit higher. Go to Europe, we’re probably a secondary or tertiary provider. You’ve got the incumbents controlling most of the space.

Similar in North America, but I will tell you North America, we’ve been getting more – larger I should say forklift upgrades of legacy networks to new VPN networks. So, where the Global Crossing of two to three years ago, we were getting maybe the 20 or 30 international sites in the test circuits or the backup and redundancy network or the business continuity network. Now, we’re getting the critical data transmission needs. So, think of 80, 120 site VPNs. Give an example of a healthcare company out on the West Coast who had the incumbent and two other providers for a combination of frame/ATM Managed Services and VoIP [Voice over Internet Protocol] They put an RFP out there to bid on it. We actually took all 120 sites combining Managed services and Voice over IP. We did it on speed of implementation. We were able to guarantee that once all the orders were set, we could implement it in 30 days. Our competition, i.e., the incumbent, wouldn’t guarantee that. So, we’re getting a bigger seat at the table by providing more value-added services, and frankly, by being recognized as a logical third in North America when it comes to VPN because we’ve been doing it for about 9 or 10 years, we’ve been offering a MPLS capability since roughly 2001. And the enterprise space in North America is – a lot of it depends on your recommendations from your current customers. Your current customers in certain sectors are very incestuous. Think of the media and entertainment space. They have a tendency to recommend you if they had a nice experience, and we’re getting a lot recommendations – a lot of our business through recommendations.

Phil Cusick, Analyst

And I mean, you guys are only one of many examples of consolidation in this industry. How do you see the industry going forward? Do we need more consolidation? Do you expect this to continue?

Mark A. Gottlieb, SVP-Finance & Head-Investor Relations

We’ve – the way we think about the sector CEO has been fairly vocal about it. The sector has gone through waves of consolidation at least 10 years or more. It’s a sector in which scale is helpful, scope is helpful. And there’s a role that the alternative providers such as Global Crossing provide, which is often to bring new technology that maybe is threatening to an existing base or to be perhaps more nimble and responsive to customer needs than some of the larger carriers may be. But when you look at the various alternative providers, including Global Crossing, each of us does something very, very well, but there’s more that we could do if we had one or another capability.

One of the things we spoke about quite a bit with the Level 3 combination is the degree to which the complementary assets that we bring, the complementary product sets enable to combined company to deliver value to our customers even greater than what either company can do alone. And ultimately, the way you create value for your shareholders is by creating more value for your customers by bringing them a better value proposition.

We’ve spoken before and we think it’s still true that there are any number of alternative providers out there who aren’t yet at what there end state might be the most value they could bring to their customers and that we expect that because that’s the case where combinations like the one that we’re entering into and some of those you’ve seen give an opportunity to deliver a more complete product set, a more cost-effective product set to customers and you’ll continue to see consolidation in the sector.

Gary J. Breauninger, Chief Financial Officer-North America

Yeah, I’d add to that, reach as well. We’ve been experiencing obviously a lot of M&A here in North America, but the international wave of consolidation where you had some carriers, providers that were active maybe middle part of last year to the end of part of last year, you can think about the international piece as we’ve always been supporter of, is definitely a differentiator when you go to the customer. You may not win all their international business, but the fact that you can win some of it by providing an international platform gets you a seat at the table. So, you think about it, to Mark’s points, product capabilities, scale and reach. Clearly, there’s some more opportunities for that in North America obviously and also, globally.

Phil Cusick, Analyst

Okay. And in terms of these carriers who aren’t at their sort of optimum position, is there a higher than necessary or maybe optimal level of competition because of that? Do you think that changes over time? Or really this is just going to remain a very competitive industry no matter what happens there?

Gary J. Breauninger, Chief Financial Officer-North America

A couple of ways to look at that. Think about it – if I just think about pricing for instance, how the pricing curves have sort of hollowed out or flattened out as we’ve gone through the last 8, 10 quarters, that’s a good sign. One, driven by the fact that the enterprise is buying more on quality, speed, resiliency of the network, what you can do from a customer support level. There’s been no, – last six, eight quarters, no irrational pricing. So, that suggests that we’re probably in a good spot, holding spot at least from a competition standpoint. That’s compounded by the fact Internet’s still growing explosively, if that’s such a word. I mean, we see packets growing consistent with Gartner, and then, yeah, the Internet’s growing 50% to 60% a year. The need to move large files across networks or to go get content on different regions of the world is bigger than ever.

The economy feels to be relatively stable, at least, as compared to prior quarters. Seeing from a competition standpoint, I think it’s a decent spot, but to your point, I think there’s still some pockets where maybe where there is some excess capacity, which could be rationalized through some additional M&A. But all in all, I think that the customer will help drive that as well. I mean, I was – we had some conference – meetings before and most of the customers, you’d talk to them, they recognize what combinations would be good combinations. We spoke to our top enterprise customers and carrier customers after we announced the deal, and they were all in alignment, saying how it’s good for their shareholder, it’s going to be good for them as a customer, and it should unlock additional value that they – we couldn’t generate as separate companies.

Phil Cusick, Analyst

You talked about the massive growth, and so just get traffic year-over-year. Is there an ability to sort of charge up as that growth happens? Or do you just sort of keep prices, hope to keep prices stable and let the pricing curve just continue to come down?

Gary J. Breauninger, Chief Financial Officer-North America

I think it’s a little bit of both. I think the curves have definitely flattened out, as compared to prior quarters when you think about the woes of the transport and transmission networks in ‘04 and ‘05 and ‘03. There are some spots, actually, that haven’t really become price-stable. And what I mean, by that, places where there is only a few infrastructure providers. Think of the oldest international route, New York to London. If you can provide the fastest packet going across the Atlantic, you can command a pretty decent price. That’s regardless of any transaction. That’s just service performance and network reliability, as I’ve spoken about before. New York to Sao Paulo, the same thing. If you’re going on your own network, Miami to St. Croix down into Sao Paulo, the carrier or the enterprises are willing to pay a little more because they know it’s there, they know they can put their critical data applications on there, they don’t have to worry about it. But there’s still pockets of oversupply, right. I mean, you’d think that there’s still some terrestrial pockets in North America as well in Europe that maybe haven’t rationalized themselves yet that should over time. But again, I think the customers are helping drive that by how they’re buying, and what they’re buying.

Phil Cusick, Analyst

So is there an opportunity to sort of change the revenue trajectory of the businesses more and more so the routes maybe become stable? Or is that a little optimistic?

Gary J. Breauninger, Chief Financial Officer-North America

Well, I think that might be a little optimistic for now. I think there is still some rationalization to be done, but I think that it’s much better and supply and demand have a much better equilibrium than they’ve ever been, referencing just competitive dynamics we see. When we lose or when we win, we know who the top two or three were and we know why or what we lost for and it’s not price on either side, right. We’re not winning because of price, we’re not losing because of price. So, I think this seems like there is, again, some of this is more feel than fact, this new wave of growth that’s kicked in with again all the – you have the iPad applications, the handheld applications, the content, the Netflix, you can rattle off six or seven big growth drivers that has – we’re trying to get more content to the end user. That’s going to help stimulate a different revenue curve as well.

Phil Cusick, Analyst

Okay. Let me open it up; see if there are any questions out here.

QUESTION AND ANSWER SECTION

<Q>: Along with your efforts to drive more value and hit pricing based on that value. What type of capital investments are you making in the network that can help drive [inaudible] (21:43)

<A – Gary Breauninger – Chief Financial Officer-North America>: We have been – oh, I’m sorry, repeat the question. What type of capital investments are we deploying in order to continue to drive value into the network and to our customers. Hopefully I did a fair job of restating it.

Global Crossing has been pretty consistent. We’re operating in that 9% to 10% of our Invest and Grow revenue as a CapEx investment. And it depends on the interval, but usually we’re operating one or two or three or four pieces of our network to keep consistent; one, our transmission layer, so think about the terrestrial networks I spoke about that cover 90,000 route miles, as well as the subsea networks. So, we can continue to service maybe the needs for 10 gig waves or 10 gig IP transport, but also as an underlying vehicle for Virtual Private Networks, Collaboration, et cetera.

We continue to make investments in our LatAm Data Centers. Think Columbia, think Sao Paolo, three or four of them we’re investing in again this year. Again, we usually do that every year, very modular investments. It’s not a – we don’t build a huge data haul, and then wait for the growth. We’ve got logical incremental builds where we own the building, its raised floor, it’s got the fire suppression gear, which is dropping new power or more power, both from primary and ancillary draws, go to the edge of the networks, cards for VPN.

So we got about six or seven programs, if you will, 80% to 85% of our capital is success-based, i.e., we know we have the orders in-hand, or we know there’s a route, New York to Sao Paolo, the Atlantic, that we know that we’re – the growth is there. So, we’re never too far beyond our skis on our capital deployment.

More recently starting to invest a little more in the Data Center space in what will eventually become some of the rudimentary functionalities for cloud communications as a service with our initial release later in the year into next year, infrastructure as a service. They’re the foundations of cloud offerings. But I think – I don’t want to mislead you; the vast majority of our investment at 9% to 10% of Invest and Grow revenue is going to be transmission, i.e., just turning up more structure capacity on our fiber that’s not lit, core IP capabilities, data center capabilities, and a little bit on the new next-gen, so.

<Q – Phil Cusick – JPMorgan Securities LLC>: Just to follow up here, you mentioned – you just mentioned 10 gig. What’s your plan or what had been the plan to move to sort of 40 gig and 100 gig over time?

<A – Gary Breauninger – Chief Financial Officer-North America>: We had done – we’ve introduced some 40 gig into terrestrial North America last year, have tested a little bit subsea. We intend to continue to roll out some 40 gig. We haven’t necessarily rationalized the jump from 10 gig to 100 gig yet. We don’t think that frankly, the customer has really gone there yet either because of the economics. So, we’ve been deploying 40 gig as we do the upgrades, where it makes sense on certain routes on the line side. We will continue to look at that as we go, but that’s part of our – transmissions is our first layer of our network, we recognize that’s our bread and butter. So, our engineers spend a lot of time there looking at new subsea capabilities in the form of the ability to deliver faster, looking at ultra-long haul capabilities. So, there you can take out repeaters and you have less hops in your network. One of our core fundamentals is looking at our transmission layer.

<Q – Phil Cusick – JPMorgan Securities LLC>: Okay. There was another question.

<Q>: Will you just speak to the change in structure of data that’s going through the networks, specifically talking about Skype and Point to Point, conversations via the iPad or via the home television, how that changes the demands on the network?

<Q – Phil Cusick – JPMorgan Securities LLC>: If you can repeat the question.

<A – Gary Breauninger – Chief Financial Officer-North America>: Yeah, question was with evolving technology at the edge, I’m going to paraphrase, like Skype and Point to Point on Microsoft OCS, how does that change the demands on the network? A couple of different ways to come at that. One, it’s all good from our perspective, and I don’t mean that being flippant, it’s just more demand at the edge. The ability to, either one, if it has the transport a backbone network to go get the content, great. We obviously do that very well, both Level 3 and Global Crossing did that very well. If it wants to just get content that’s inherent maybe cash rate at the – where the – at the server closest to the customer, great. Now, we can do it as a combined company. Clearly, Level 3 has been very good at that. Language, right? You go either north to south, south to north, Europe to Latin America, that’s great. All more inherent demands on the backbone.

We look at it in a couple – and I mentioned the IP ecosystem. I blew past that and probably should come back to it, that’s the way we look at it, right? We don’t necessarily service – we don’t service the consumer market directly. We do it indirectly through our carriers, our cable co’s, and our content provider companies or social networking companies.

We look at that IP echo system continue to evolve and grow. The content guys pushing more content closer to the customer, the eyeball is dragging as fast as they can drag it down, Netflix a good example. So, from our perspective, the bandwidth, the needs just continue to grow. And with our modular capabilities, the idea of where we’re going on 10 gig, 40 gig, and 100 gig, and the fact that the network was built well before its time. We only have about 35% to 40% of our fiber lit. This is Global Crossing. So, we clearly have the ability to upgrade at low incremental cost.

I’ll give you one example, I mentioned the Atlantic route. I got to Global Crossing in 2000, and the conversation at that point was that current technology that that network would be obsolete, i.e., ultimate design capacity by 2008. Well, we are sitting here in 2011, we’re going to put more capacity on it this year, and we don’t see it being obsolete now for another six or seven years. So, networks that have the underlying infrastructure built next-gen like ourselves clearly have the ability to service that explosive demand at very low incremental cost.

<Q>: [inaudible] (27:42) California to Boston, can you give me an idea of how much more of a step-up in network demand that is versus a [inaudible] (27:53). I’m just trying to get a sense of step-up in demand on that?

<A – Gary Breauninger – Chief Financial Officer-North America>: Yeah. The question was is there a metric to get an idea of how Voice over IP network draws demand, draws needs for capacity versus maybe a video pull-down. I don’t have one personally. I’m sure – we’ve got one of my – our smart engineers who probably have it at the ready, could tell you what that is. I do know that we used to joke around, I mean, joke around, it’s a fact; 30-second video takes the same amount of capacity as six months of e-mail or 3,500 concurrent phone calls.

So maybe that helps you a little bit, but it’s obviously a big step-up when you start moving large video files around.

<A – Mark Gottlieb – SVP-Finance & Head-Investor Relations>: One of the things that you have heard us talk about, I’m sure you heard others talk about is as the applications are developed that drive data demand, applications like Skype, like Netflix, that are sort of end-user applications that require increasing amounts of data to be pulled over networks in the form of video where quality is important, such as real-time communications. Those drag increasing requirements on the performance of the network and that is where Global Crossings’ sweet spot is, is the delivering the high-quality reliable service over an owned network, as opposed to maybe over the public Internet. All of those applications are driving increased demand over applications that existed 5 or 10 years ago.

<A – Gary Breauninger – Chief Financial Officer-North America>: To punctuate Mark’s point, maybe a slightly different sector right. The trading sector where you have companies that are rythm traders, logarithmic traders, right. I mentioned – I concentrate a lot on the Atlantic route, just because I think for me personally seeing it evolve over 10 years is pretty unique. If that packet can’t get from London to New York in less than – in 60 milliseconds or less, they won’t buy it, because that 60 milliseconds is the difference between a lot of money, and they literally measure it and had formulas. So, from that perspective, that financial sector is clearly putting extra demands on the network because you’ve got physically have the fastest fiber path.

<Q – Phil Cusick – JPMorgan Securities LLC>: And what does that mean, fewer links?

<A – Gary Breauninger – Chief Financial Officer-North America>: Fewer links, technology at the edge, and some just plain old geography. Where is your beachhead? Where is your location? That’s pretty much it and that’s why I go back to the underlying – the guys that have the underlying fiber are in a unique situation because obviously it was built with a design. For example, our Atlantic crossing where we literally have the physically shortest route, and the newest network combined, we can do less than 60 milliseconds.

<A – Mark Gottlieb – SVP-Finance & Head-Investor Relations>: It’s also an example of the fact that the end use of the application sometimes drives the value that people see in a particular service that’s being given. It’s not just bandwidth to bandwidth. It’s, for a particular user, there are going to be particular requirements, and our customers are starting to see value in speed, quality, reliability, and depending on what the particular application is or the use is, what’s valued may be different than trying to buy the cheapest byte.

<Q – Phil Cusick – JPMorgan Securities LLC>: Okay. You talked a bit about 35% I think of your fiber is lit. You’ve sold fiber in the past. Is there sort of a current effort going on or was there before the Level 3 deal? And given that it seems like fiber prices are fairly high right now, what do you think the market looks like a year or two from now? Does that stay high or do you think it would, a little bit of a sort of – I won’t say bubble, but a high level for right now?

<A – Gary Breauninger – Chief Financial Officer-North America>: Yeah, maybe just the first part is that we have sold some fiber, but in a handful situations. We try to stay on the idea of selling lit capacity or structure capacity, just from a Global Crossing perspective. I will say, again, some of the routes just have seen to hit an inflection point, going back to Mark’s point, on what their end application is being used for. So, I don’t see that ending. I – our conversations, particularly with that sector I quoted, their propensity to pay a little more for what they’re getting, and their needs are both going in the right direction. So, I think that’s a good sign. Again, driven by again the end user, what they’re using it for, and the need for quality or speed or resiliency I think is what’s creating a nice environment for fiber or structure capacity right now, whichever case.

<Q – Phil Cusick – JPMorgan Securities LLC>: Okay. I want to ask you about the – what you see in the economy and I want to also ask if that’s relevant. So, what do you sort of seeing in the economy? And then is that a relative question for you or do you have sort of a big addressable market you can go into the sort of despite what’s happening?

<A – Gary Breauninger – Chief Financial Officer-North America>: Yes, that’s a very good question. During the dark days of 2008 and 2009 when the economy was all over the place, we, Global Crossing, were still doing very well because of what we were offering to the customer – alternative technology with high quality, high ability to implement fast and get the CIO savings. So, the CIO had a $10 million budget. He can implement a VPN and maybe get $1 million, or $1.5 million off of that. These are illustrative numbers, but the point being he can save 10%, 15%, 20% right away, he was going to make the evolution. On the flip side, a rising tide raises all ships, there is no doubt about that. We do have a portion of our business that’s usage-based, our Collaboration Services, our enterprise, we have Voice over IP, clearly usage-related. So, as the economy moves, they’ll move correspondingly with that. But I will tell you more and better, our conversations with the enterprise is pretty stable and I’d say that’s just about everywhere around the globe, maybe U.K. and Europe’s a little less stable than North America and LatAm, but they are talking about the right project, they’re talking about spending, they’re talking about hiring. Global Crossing isn’t necessary a seats type of accelerate – we sell to sites, not necessarily the seats. But again, a rising tide raises all ships, you’re starting to hear the right things around spend. I think all in all, it’s most positive, combine that with the supply and demand, the pricing curves, it’s a very, very good environment right now.

<Q – Phil Cusick – JPMorgan Securities LLC>: Good, any other questions? Mark and Gary, thanks, again.

<A – Gary Breauninger – Chief Financial Officer-North America>: Thank you very much.

<Q – Phil Cusick – JPMorgan Securities LLC>: Nice meeting you folks.

<A – Gary Breauninger – Chief Financial Officer-North America>: Nice to meet you, too.